Exhibit 99.29

BLUE MOON METALS INC.

UNDERTAKING

TO:	British Columbia Securities Commission

In connection with the filing of the final short form base shelf prospectus of Blue Moon Metals Inc. (the "Corporation") dated September 23, 2025 relating to the offering, from time to time by the Corporation of common shares, debt securities, convertible securities, subscription receipts, warrants and units of the Corporation having an aggregate offering price of up to $200,000,000 (in each case, an "Offering"), the Corporation hereby undertakes that:

1.	upon completion of an Offering, the Corporation will provide the British Columbia Securities Commission with an account of the total proceeds realized in British Columbia in connection with such Offering; and

2.	the Corporation will pay any additional fees required to be paid in accordance with Item 10 of section 22(1) of the Securities Regulation (British Columbia), based on the information to be provided pursuant to paragraph (1) above.

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DATED this 23rd day of September, 2025.

BLUE MOON METALS INC.

Per:	(signed) "Frances Kwong"
Name: Frances Kwong
Title: Chief Financial Officer